Exhibit 99.5 James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre 24 August 2020 Harcourt Street, Dublin 2, D02 WR20, Ireland T: +353 (0) 1 411 6924 The Manager F: +353 (0) 1 479 1128 Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000 Dear Sir/Madam Australian Annual Review for Fiscal Year 2020 James Hardie announced today that it has filed the Australian Annual Review relating to fiscal year 2020 with the ASX. Copies of this document are available on James Hardie’s investor relations website at www.ir.jameshardie.com.au. Shareholders who wish to receive a hard copy of the Australian Annual Review free of charge should contact the company’s investor relations office on +61 2 8845 3356. Alternatively, shareholders can forward their request by email, including their mailing details to: investor.relations@jameshardie.com.au Yours faithfully Joseph C. Blasko General Counsel, Chief Compliance Officer and Company Secretary This announcement has been authorised for release by the General Counsel, Chief Compliance Officer and Company Secretary, Mr Joseph C. Blasko. James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland. Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), Russell Chenu (Australia), Andrea Gisle Joosen (Sweden), David Harrison (USA), Persio Lisboa (USA), Anne Lloyd (USA), Moe Nozari (USA), Rada Rodriguez (Sweden), Nigel Stein (UK), Harold Wiens (USA). Chief Executive Officer and Director: Jack Truong (USA) Company number: 485719 ARBN: 097 829 895

ANNUAL REVIEW FISCAL 2020 1 APRIL 2019 – 31 MARCH 2020 CREATING A NEW HARDIE

CONTENTS Operations overview 2 Results at a glance 4 Chairman’s message 6 CEO’s report 8 Sustainability overview 12 Shareholder information 36

JAMES HARDIE IS AN INNOVATIVE, CUSTOMER-FOCUSED COMPANY. James Hardie understands building professionals and serves them with innovative building products and solutions. As the world’s largest manufacturer and marketer of fiber cement and fiber gypsum, James Hardie empowers its people to innovate and capitalize on  the company’s global scale. Always driven to find a better way to build, James Hardie applies a continuous improvement mindset to research and development, manufacturing and sales. This powers consistent growth above market and strong returns while delivering value to customers and shareholders, and motivating employees around the world. The result isn’t just growth above market and strong returns; it’s better buildings and stronger communities. James Hardie helps inspire and deliver beautifully designed homes that are more durable, more functional, and easier to build. The improvement in liveability and streetscape aesthetics benefit homeowners and communities, alike. 2020 Annual Review 1

OPERATIONS OVERVIEW In fiscal year 2020 we continued our significant transformation while creating considerable value for our investors, customers, employees and the communities in which we operate. GROUP NORTH AMERICA FIBER CEMENT NET SALES NET SALES $2,607M $1,816M  4% from 2019  8% from 2019 North America $1,816M EBIT 2 EBIT MARGIN 2 Asia Paciﬁc $418M Europe $371M $471M 25.9% Other $1M  21% from 2019  2.8pts from 2019 EBIT 2 EBIT MARGIN 2 GROSS PROFIT AVERAGE NET SALES PRICE $487M 18.7% 17% $725per msf  20% from 2019  2.6pts from 2019 from 2019  1% from 2019 ADJUSTED CASHFLOW FROM SALES VOLUME NOPAT 1 OPERATING ACTIVITIES mmsf $353M $451M 2,482  8% from 2019  17% from 2019  48% from 2019 Please refer to the inside back cover for full footnote references. 2 Unless otherwise stated all items denoted are in US currency.

Our substantial investments in our people, manufacturing operations, market development programs, and market-driven innovation have enabled James Hardie to further advance our industry leadership position and create sustainable, profitable growth.

KEY ◆ Research & Development ● Manufacturing Facilities





ASIA PACIFIC FIBER CEMENT

NET SALES

$418M

↓ **6%** from 2019

EBIT[2]

$95M

↓ **5%** from 2019

EBIT MARGIN[2]

22.7%

↑ **0.4pts** from 2019

GROSS PROFIT

↓5%

from 2019

AVERAGE NET SALES PRICE

$700per msf

↓ **3%** from 2019

SALES VOLUME

533mmsf

↓ **2%** from 2019

EUROPE BUILDING PRODUCTS

NET SALES

$371M

↑ **1%** from 2019

EBIT[2]

$17M

↑ **67%** from 2019

EBIT MARGIN[2]

4.5%

↑ **1.8pts** from 2019

GROSS PROFIT

↓1%

from 2019

AVERAGE NET SALES PRICE

$345per msf

↓ **3%** from 2019

SALES VOLUME

828mmsf

↑ **1%** from 2019

2020 Annual Review 3

RESULTS AT A GLANCE

SUSTAINABLE AND PROFITABLE GROWTH

ADJUSTED NET OPERATING PROFIT [1]

$353M



243
249
291
301
353
16
17
18
19
20

NET SALES

$2,607M



1,728
1,922
2,055
2,507
2,607
16
17
18
19
20

ADJUSTED EBIT [2]

$487M



351
354
398
405
487
16
17
18
19
20

ADJUSTED DILUTED EARNINGS PER SHARE [1]

79 cents



54
56
66
68
79
16
17
18
19
20

NORTH AMERICA EBIT MARGIN [2]

26%



26
23
24
23
26
16
17
18
19
20

DIVIDENDS PAID PER SHARE

36 cents



58
39
38
40
36
16
17
18
19
20

ADJUSTED RETURN ON CAPITAL EMPLOYED [2]

31%



29
31
31
28
31
16
17
18
19
20

GLOBAL EMPLOYEES

4,869



3,257
3,577
3,960
4,916
4,869
16
17
18
19
20

Please refer to the inside back cover for full footnote references. Unless otherwise stated all items denoted are in US currency.

4

GLOBAL STRATEGY Our global strategy is to deliver organic growth above market with strong returns and to be #1 in every market we choose to participate in. This strategy begins with the foundation of Zero Harm; we are committed to safe people, safe places and safe systems. The culture of our global company and employee engagement is also critical to our success. We are cultivating an engaged workforce that is empowered and accountable, that works cross functionally, shares and replicates best-practices, and maintains a global and continuous improvement mindset. Our global strategy is underpinned by four clear strategic pillars: • Full Hardie Exterior • Expand Interior Business • Innovation • Lean Manufacturing. Organic growth above market with strong returns Be #1 in every market we choose to participate in Full Expand Lean Hardie Interior Innovation Manufac‑ Exterior Business turing Culture and employee engagement Build On Organizational Thrive On Advantage Competition Empowerment PDCA Continuous Global Mindset and accountability Improvement Mindset Embrace Step Operate Change With Respect Cross Functional Best Practice Future Forward Planning Teamwork Sharing and Replication for Predictable Results ZERO HARM 2020 Annual Review 5

CHAIRMAN'S MESSAGE



James Hardie was well prepared and positioned when we entered this unprecedented crisis. We are confident we will emerge even stronger.

During this time of global stress and uncertainty, management strength and experience is critical. In Jack Truong and his Executive Leadership Team, we have strong and capable leadership, along with a deep understanding of James Hardie, our customers and the markets in which we operate.

Since the crisis began, the Board and Executive Leadership Team have been focused on relentlessly reviewing and evaluating the challenges and opportunities ahead. Our business continuity plan is critical as we know that our ability to continue to operate our manufacturing facilities in a safe and compliant way is an important part of how we as a company are able to serve our customers and subsequently support the overall well-being of our employees and key stakeholders.

We also remain committed to maintaining a strong and flexible balance sheet.

Our continued strong profitable sales performance, along with our quick and decisive capital management and working capital actions, helped increase our liquidity position to US$693 million as of 30 June 2020.

While it's very difficult to forecast the full global impact and duration of this unprecedented pandemic, the significant progress Jack and his team have made on the company's transformation to become an even stronger, truly global business has ensured that we entered this crisis well positioned. Jack and his leadership team have the Board's full support to successfully navigate James Hardie through this unprecedented time and we are confident that we will emerge even stronger.

FISCAL YEAR 2020 OPERATING RESULTS

We began fiscal year 2020 by continuing our transformation to drive James Hardie's next phase of sustainable and profitable growth. By the end of the year we had made significant progress on our strategic plan to drive organic growth above market, deliver strong returns, and be number one in every market we choose to participate in.

Our North America segment achieved 8% top line growth and adjusted EBIT margin of 25.9%. We achieved strong growth above market as our commercial transformation gains traction, while delivering exceptional returns as our Lean manufacturing initiative continued to generate improved performance across our North American manufacturing network. We entered fiscal year 2021 with significant momentum in both our commercial and Lean initiatives, albeit in a rapidly evolving and highly volatile market and economy.

During fiscal year 2020 we allocated capital to position our North America manufacturing network for the future. We completed the start-up of our greenfield expansion project in Tacoma (Washington) and we continued the construction of a greenfield expansion project in Prattville (Alabama).

Our Asia Pacific segment once again provided good returns during fiscal year 2020, delivering an adjusted EBIT margin of 22.7%. During fiscal year 2020, we completed the brownfield expansion project at our Carole Park (Australia) plant.

6

> The global COVID-19 crisis has brought extraordinary challenges in the way we manage our lives, our health and our businesses."

Our Europe Building Products segment delivered net sales growth of 5% in Euros, driven by fiber cement growth of 32% and fiber gypsum growth of 2%, and an adjusted EBIT margin of 8.2% for fiscal year 2020. The strong growth in fiber cement net sales was driven by market penetration in our existing geographies.

CHIEF FINANCIAL OFFICER ("CFO") APPOINTMENT

On 26 February 2020 Jason Miele was appointed Senior Vice President and CFO of James Hardie. Jason was previously our Vice President, Investor Relations, and brings a strong track record of financial and business leadership, as well as an in-depth knowledge of the James Hardie business. His financial skills, international experience and leadership attributes complement our strong performance-oriented culture and made him the right choice to lead our finance organization during this critical time as we navigate the COVID-19 crisis and execute on our global strategic plan.

The Board would like to acknowledge and thank Anne Lloyd, who is also a member of the Board of Directors of James Hardie, for her service as Interim CFO during this transition. Anne's oversight during this interim period provided us the opportunity to conduct a comprehensive search for a new CFO, considering both internal and external candidates, ensuring we identified the best leader.

SHAREHOLDER RETURNS

On 5 May 2020, to further strengthen James Hardie's liquidity position and to manage market volatility, we announced the immediate suspension of dividends until further notice.

Prior to the COVID-19 pandemic, our underlying confidence in the strength of our businesses enabled the Board to declare a first half dividend of US10.0 cents in November 2019. The first half ordinary dividend declared was US$44.3 million, reflecting a payment of US10.0 cents per security, which was in-line with the first half ordinary dividend declared and paid for in fiscal year 2019 of US$44.2 million, reflecting a payment of US10.0 cents per security.

ASBESTOS INJURIES COMPENSATION FUND (AICF)

Due to our strong financial performance during fiscal year 2020, we anticipate we will contribute approximately US$153.3 million to the AICF during fiscal year 2021. This amount represents 35% of our free cash flow for fiscal year 2020 which we are obliged to contribute as part of our commitment under the Amended and Restated Final Funding Agreement.

Including this contribution, we will have provided approximately A$1.6 billion towards asbestos disease-related compensation since the AICF was established in February 2007.

BOARD CHANGES

We also remain committed to ensuring we have a strong, diverse and independent Board. During fiscal year 2020 we added three new directors who each bring strong business experience and valuable perspective to James Hardie.

Moe Nozari was appointed to the Board on 6 November 2019. Moe was employed by 3M Company for 38 years and while there his focus was on the development of new products, brands, identification and the development of people. Moe brings considerable experience in new product development and innovation.

Nigel Stein was appointed to the Board on 14 May 2020. Nigel has extensive experience in the global automotive and manufacturing sectors. He currently serves as Chairman of Inchcape plc, an automotive distribution, retail and financing company; a position he has held since May 2018. Nigel joined Inchcape as a non-executive director in October 2015 and brings significant international, manufacturing and financial experience.

Harold Wiens was appointed to the Board on 14 May 2020. Harold worked at 3M Company for 38 years and brings a wealth of experience with proven results in driving global business growth with a strong focus on operational experience.

Moe, Nigel and Harold will stand for election at the 2020 Annual General Meeting (AGM) and are all valuable additions to the Board.

On 9 August 2019, at the conclusion of the 2019 AGM, Alison Littley and Rudolf van der Meer retired as non-executive directors. The retirements were part of the Board's succession plan. The Board expresses its thanks to Ms Littley and Mr van der Meer for their valued contribution to James Hardie and wishes them both well in their retirement.

ANNUAL GENERAL MEETING

This year's AGM will be held in November 2020 on a date and from a location that is dependent upon the relevant travel restrictions in place due to the COVID-19 pandemic.

Shareholders can participate via a teleconference. Details regarding the matters to be acted upon at the 2020 AGM will be contained in the Notice of Meeting and related materials.

Michael N. Hammes

Michael Hammes
Chairman

2020 Annual Review 7

CEO’S REPORT During fiscal year 2020 we made significant progress on our strategic transformation from a big, small company to a small, big company: Creating a New Hardie. FISCAL YEAR 2020 OPERATING RESULTS We have continued to execute our global strategic plan, leading to an outstanding performance during fiscal year 2020. As a team we have generated significant positive momentum on the transformation that we embarked on over a year ago. From a global perspective, our group results were driven by an outstanding North America performance, as we continued to grow above our addressable market while delivering exceptional returns. The group achieved adjusted EBIT growth of 20% and adjusted NOPAT increased 17% for the 2020 fiscal year. Our operating cash flow increased an exceptional 48%, providing improved liquidity and financial flexibility for our business. While I am proud of the outstanding fiscal year 2020 performance, I am even more excited about our James Hardie Multi-Family team on stage at the North America continued positive momentum in fiscal year 2021. Sales Meeting in Dallas, Texas in February 2020. 8

The North American business delivered excellent results across the board in all key financial metrics, including volume growth, EBIT growth and adjusted EBIT margin. In the exteriors business, our volume growth accelerated in the second half of the year resulting in 9% growth for the fiscal year. For our interiors business, volume growth also continued to improve each quarter, delivering 1% growth for the fiscal year.

We continued to improve on the execution of the Hardie Manufacturing Operating System. The North American business generated US$29 million of Lean savings for fiscal year 2020, which is ahead of plan.

For fiscal year 2020, our adjusted EBIT margin reached an exceptional 25.9%. These results reflect the significant impact of our commercial transformation from pull to push-pull and the Lean transformation in our network of manufacturing plants.

For fiscal year 2020, North America delivered greater than 7% growth above the market. This is the first time in more than a decade that North America delivered growth above market greater than 6% and an adjusted EBIT margin greater than 25%. This is another confirmation that we are now operating consistently at a new step change level.

Our Asia Pacific segment produced good financial returns, delivering a 22.7% adjusted EBIT margin and flat revenue growth in Australian dollars. The Australian business continued to deliver growth above market and the Australian team remained disciplined in their approach to executing our push-pull strategy and the Hardie Manufacturing Operating System, leveraging best practices from other regions to continuously improve throughout the year.

The European business delivered net sales growth of 5% in Euros for fiscal year 2020, driven by an increase of 32% and 2% in fiber cement and fiber gypsum, respectively. Adjusted EBIT margin was 8.2% for the fiscal year.

OUR RESPONSE TO THE COVID-19 PANDEMIC

Our approach in managing this crisis has always been about providing the absolute clarity of direction throughout the organization; and at the same time being able to gain real time feedback on key happenings from all of the markets that we participate in and from all of our front line employees, from around the world. This is essential in allowing and empowering our leaders at various levels to make the right decisions in real time that are fact-based.

Consistent with our foundational Zero Harm culture, our primary objective is to ensure that the health and safety of our employees, customers and suppliers are taken into consideration in all business decisions we make.

To this end, we established consistent, clear and specific pandemic protocols that were implemented across the globe to ensure we have one global James Hardie standard.

These protocols include:

- Strict physical distancing policy
- Extensive disinfection and hygiene processes on a regular basis
- 24/7 PPE and hygiene kits
- Sick leave and child care support
- Work from home model utilized where applicable.

While this crisis presents our leadership team and our employees throughout the world with a very real challenge, I'm confident that our relentless focus on maintaining a safe and sustainable work environment will help strengthen our business continuity and ensure we can continue to produce products and serve our customers seamlessly.



Home featuring HardiePlank® lap siding, HardiePanel® vertical siding, HardieTrim® boards and HardieShingle® siding with ColorPlus® Technology.

Location: Powell, Ohio

2020 Annual Review 9

CEO'S REPORT (CONTINUED)

SAFETY AND WELL-BEING

Safety and well-being come first in every business decision we make.

Zero Harm is a non-negotiable at James Hardie. This starts by developing a culture where everyone is both empowered and accountable for safety. We continuously check and adjust to ensure that we have a safe work environment and systems for our employees, vendors and partners. Everyone should be able to come to work, contribute in their role and return home to their family safely. We continually invest to improve our manufacturing plants and processes to deliver a clean, safe environment to work in. Above all, our employees always have a voice—they are empowered to shut down the production line if they observe a potentially harmful situation for themselves or their co-workers.

Since the COVID-19 crisis began, we have implemented a number of measures to ensure safety and well-being of our people and our business partners:

- Visitors to our plant and office locations must have their temperature taken and fill out a safety and well-being questionnaire
- Increased extra cleaning and hygiene protocols at all plants and offices
- Supported customers and business partners by redirecting existing resources to develop new safety measures and best-practices that can be used in the marketplace and on job sites.


FirstSource

James Hardie CEO, Dr. Jack Truong, and Supply Chain Director, Jeff Wrobel, present the Distinguished Partner Award to Jeff Rettig, VP of Supply Chain, and Scott Doyle, Senior Buyer, of Builders FirstSource.

NORTH AMERICA SALES MEETING, DALLAS, TEXAS IN FEBRUARY 2020


LANSING
BUILDING PRODUCTS

Hunter Lansing, CEO, Stephanie Lansing, spouse, and Chris Lansing, Chairman of the Board, of Lansing Building Products receive the Distinguished Partner Award from Dr. Jack Truong and members of the James Hardie Sales Leadership team.



James Hardie CEO, Dr. Jack Truong, presenting the Distinguished Partner Award to Meagan McCoy Jones, President and COO, of McCoy's Building Supply.

10

The James Hardie team at the International Builders’ Show Las Vegas, in 2020. We will continue to connect our global businesses together and focus on critical few opportunities to create STRONG CASHFLOW value and earn our customers’ business every day via: (i) increased demand for our products and solutions with AND LIQUIDITY the builders and contractors, (ii) more efficient supply chain Our strong sales performance in the fourth to serve our customers better, (iii) more enabling tools that quarter of fiscal year 2020, along with our quick make it easy for our customers to sell our products, (iv) high and decisive capital management and working impact innovations that expand market opportunities for capital actions, led to a significant improvement our customers. in our liquidity and leverage ratio positions as of When we are able to deliver consistently on all of these 30 June 2020: liquidity of US$693 million and objectives, we will truly be a global company that can leverage ratio to 1.65x. deliver sustainable and profitable growth. I look forward to building on the considerable momentum generated in fiscal year 2020 to navigate effectively through the current crisis with a keen eye toward coming out of the crisis as an even stronger James Hardie. SUMMARY As we enter fiscal year 2021, we continue the path of driving a fundamental transformation in our company, a path of Creating a New Hardie. We are on a journey of transforming our company from being a big, small company to being a small, big company. We are creating and becoming a customer-centric company Dr. Jack Truong that strives to become that trusted and valued partner for CEO our customers, globally. We continue to build capabilities and processes that connect our core strengths to generate scale to deliver profitable growth, consistently. While we are on the right track, our fundamental transformation is far from complete. We still have significant work to do across our key focus areas. 2020 Annual Review 11

SUSTAINABILITY OVERVIEW SHAPING A SUSTAINABLE FUTURE We also recognize the company’s ability to influence the Embedded in a foundation communities in which we live and work around the world. While operating with a global mindset, we put great care into of Zero Harm, James Hardie’s how our business impacts the local communities in which we operate and serve by sourcing locally, employing locally approach to Sustainability and delivering locally. puts people first with a Similarly, James Hardie’s disciplined approach to Lean manufacturing delivers both strong operational and focus on safety. Investing in sustainability performance. From cultivating teamwork and empowerment in our people to resource conservation and a culture of safety ensures waste reduction in our processes, James Hardie helps build better homes, with less. This in turn enables James Hardie both our employees and to continue to invest in developing sustainable and thriving our business partners communities around the globe. During fiscal year 2020, we continued our relentless drive get home safely to their to improve our ESG processes and practices. In doing so, we have made significant progress on our sustainability families, every day. reporting journey. GLOBAL SUSTAINABILITY HIGHLIGHTS Local Community Safety Lean Manufacturing $912M 1.05 $36M Invested into local Global total recordable Global savings communities around incident rate vs industry the globe average of 4.70 12

CEO’S MESSAGE Last year the Executive Leadership Team and I With the full support of the Board, we plan to publish committed to delivering a full sustainability report a report prepared in accordance to the GRI Standards in calendar year 2021. As we progress this transition toward by the end of fiscal year 2021. fiscal year 2021, we have continued to improve upon the sustainability reporting we include in our Annual Review Throughout fiscal year 2020 we have had clear and proactive and Annual Report on Form 20-F. Environment Social and Governance conversations with many stakeholders and have decided to adopt the Global Reporting Initiative Sustainability Reporting Standards (GRI Standards). The GRI Standards is the most widely adopted framework for Environmental, Social and Governance reporting and will provide a framework for us to Employee health, safety and report on material topics, their related impacts and how they well‑being are our highest priority are managed. These stakeholder discussions also looked at future challenges and how James Hardie will respond during the COVID-19 crisis. to the recommendations set out by the Task Force for Climate‑related Financial Disclosures (TCFD). The safety and well-being of all of our employees come first. This is front of mind for any business decisions we make As we reflect on the progress of our sustainability journey, as we navigate through this unprecedented COVID-19 we are developing a roadmap for the future. We are crisis. We remain very focused on business continuity discussing the next stage with key stakeholders to confirm because we know that our ability to continue to operate what is important for them and what they expect from our manufacturing facilities in a safe and compliant way is James Hardie to ensure we continue to create value now an important part of how we as a company are able to serve and well into the future. What is clear is that we play a key our customers better and subsequently support the overall role in shaping a sustainable future and that partnerships well-being of our employees. will be critical to achieving shared objectives. In this report we cover our sustainability performance for fiscal year ended 31 March 2020, across our global operations, while referencing the GRI Standards. We intend to strengthen our application of the GRI Standards and other relevant frameworks, such as the SASB Sustainability Accounting Standards and the TCFD recommendations, to improve the quality and comparability of our reporting. Dr. Jack Truong CEO 2020 Annual Review 13

SUSTAINABILITY OVERVIEW (CONTINUED)

INTEGRATED APPROACH TO SUSTAINABILITY

James Hardie is undertaking a transformation to deliver greater value to stakeholders. Our global strategy for value creation embeds the sustainability principles and practices that inform our ESG strategy.

- The leadership position we earn within the market every day extends to our sustainability objectives and our aim to be a leader in sustainability performance and reporting.
- We deliver long-term value through our responsibly produced line of high-quality, built-to-last products.
- Product design and innovation considers sustainability-related impacts and ongoing enhancements.
- Lean Manufacturing promotes resource conservation and waste reduction.
- Our people are at the heart of all we do. Fostering high levels of engagement and a culture in which people can thrive promotes shared success.
- The Zero Harm foundation ensures the safety of our products and employees, partners, customers and communities.

In the coming years, we will continue to develop our sustainability strategy and define the next steps in our ESG journey. Future areas of advancement include improving the quality of our sustainability reporting and CDP submission using recognized frameworks (GRI Standards, SASB Sustainability Accounting Standards and TCFD recommendations), growing our internal ESG team, strengthening systems, setting targets, and planning initiatives to meet them.



Home featuring HardiePlank® lap siding and HardieShingle® siding with Cobble Stone finish and HardieTrim® boards with Arctic White finish.

Location: Philadelphia, Pennsylvania

14

MATERIALITY AND STAKEHOLDER ENGAGEMENT ENGAGING WITH STAKEHOLDERS Engaging with our stakeholders, which represent individuals and entities impacted by our operations and products or that have an impact on our success, is an essential aspect of our day-to-day operations and management. The following table lists some of the ways we regularly engage and communicate with our stakeholders. Stakeholder Group Methods of Engagement Employees • Manage online and in-person working groups • Execute employee surveys • Distribute newsletters • Coordinate monthly global town hall meetings with follow-up surveys Regulatory Agencies • Monitor compliance mechanisms • Lead focus sessions aimed at better preparing for regulatory changes Investors • Lead quarterly earnings calls • Hold annual shareholder meeting • Address requests for ESG ratings and rankings agencies • Respond to direct requests from our institutional investors Municipalities • Implement outreach, including community development • Coordinate with neighborhood associations • Participate in volunteering activities, community events and make charitable contributions • Assist in disaster recovery initiatives Customers • Lead discussions with installers, building professionals, intermediaries, and homeowners aimed at assessing opportunities for product innovation • Investigate ways to optimize logistics with distributors and dealers • Offer training and conduct product-level training initiatives • Participate in industry-led initiatives where relevant • Communicate construction best practices through our blog, newsletters and on the job site Suppliers • Direct interaction through the selection process and ongoing relationship management • Educate on our Supplier Code of Conduct 2020 Annual Review 15

SUSTAINABILITY OVERVIEW (CONTINUED)

DETERMINING OUR MATERIAL TOPICS

At James Hardie, we're committed to reporting on what matters most to our stakeholders. This includes governance and ethics, along with topics that are environmentally or socially impacted by our operations, influence the decisions of our stakeholders or that have strategic significance for the company.

This year as part of our efforts to strengthen our reporting practices, we undertook our first formal materiality assessment to identify, prioritize and validate topics for reporting and informing our sustainability strategy. The process, which was led by our Global ESG Leader and supported by external sustainability consultants, applied the GRI Reporting Principles for defining report content (stakeholder inclusiveness, sustainability context, materiality and completeness), as outlined below.

To ensure stakeholder inclusiveness, we took stakeholder interests and perspectives into account throughout the process, some by proxy (such as employees, customers and local communities) and others through direct consultation (global and regional senior leaders from across the company and institutional investors).

Identification

We applied the sustainability context principle to identify relevant topics for prioritization.

We developed a list of environmental, social and governance topics relevant to James Hardie's business and operations through the lens of sustainable development and stakeholder interests.

The initial list of topics and their definitions were drafted using a range of sources, including:

- Topics identified in our previous sustainability reports
- United Nations Sustainable Development Goals
- Relevant frameworks, including the GRI Standards and SASB Construction Materials Sustainability Accounting Standard
- Peer benchmarking, industry initiatives and sectoral trends
- Stakeholder feedback.

Prioritization

We applied the materiality principle to evaluate topics and set a threshold for materiality.

For each relevant topic, we evaluated the significance of the associated impacts and level of stakeholder interest and strategic priority. We quantified topics for prioritization based on factors drawn from the GRI Materiality Tests and informed by further desktop research, organizational factors, and stakeholder interviews with more than 30 cross-functional internal stakeholders from our North American, Asia Pacific and European regions and with institutional investors.

We plotted topics on a materiality matrix and set a threshold for materiality, which designated the top nine topics for reporting (see List of Material Topics).

Validation

To ensure completeness, we vetted results with internal stakeholders.

After initial review and refinement, the Global ESG Lead consulted with the ESG Steering Committee and senior executives on the proposed list of material topics and assessment results for further refinement and approval.

List of Material Topics

Governance and Ethics

Structures and practices in place for governing and managing James Hardie according to sound ethics and principles of accountability, transparency, responsibility and fairness, including the governance of ESG/sustainability impacts.

Occupational Health and Safety

Efforts to ensure healthy and safe work conditions across our operations, including the prevention of physical and mental harm, and promotion of workers' health.

Product Quality and Safety

Management of product service quality and safety and ensuring customer requirements are met, which includes sustainability-related aspects and product liability.

Human Capital Management

Our approach to attract, develop, engage and retain our workforce through a culture that promotes inclusion, innovation, performance and growth, resulting in James Hardie being an employer of choice.

Water and Effluents

Our approach to conserving, managing and reusing/recycling water, including the amount of water withdrawn and consumed and the quality of the water we discharge (effluents).

Waste

The generation, treatment and disposal of both hazardous and non-hazardous waste (including efforts to divert waste from landfills) and the management of chemical, oil and fuel spills, or any other substances.

Emissions

Management of the release of air emissions associated with our operations and impacts across the value chain, including greenhouse gases through the use of electricity, natural gas, fossil fuels, refrigerants, etc., particulates and embodied in materials.

Energy

Management of energy consumption across our operations, including types of energy, energy conservation and use of renewable energy.

Product Design and Lifecycle Management

Efforts to manage the lifecycle impacts of our products and meet demands for high-quality, sustainable products, including material recovery at end-of-life.

16

ASSESSING IMPACTS ALONG THE VALUE CHAIN As part of our materiality assessment, we evaluated impacts associated with topics along the value chain. We manage impacts under our direct operational control through integrated operating and management systems, such as the Hardie Manufacturing Operating System (HMOS). In areas where we have some level of influence over impacts as they relate to our operations, we seek ways up and downstream to help minimize negative and maximize positive impacts. SUPPORTING SUSTAINABLE Across our North American network, we deliver this ECONOMIES high value with the smallest environmental footprint. At James Hardie, we operate with a global mindset but also put great care into considering how our business impacts the local communities we serve. We know that our success brings both direct and indirect Source locally economic benefits to the communities and regions in which we operate. It’s why we invest significantly in local ecosystems, across our suppliers, capital expenditure in our plants, and employees, to help develop local economies. Our direct spending through payroll and taxes, the purchase of local materials, and our local distribution network makes a positive economic Deliver locally impact in our communities. This approach benefits the local economies as well Employ locally as our customers. Source locally • Purchasing local materials, goods and services benefits both the environment and local economies. • 83% of raw materials (by weight) are sourced within 100 miles of a plant. $912M Employ locally In fiscal year 2020 James Hardie • We are proud to provide jobs and invest in our invested over $912 million in our people across many communities. Suppliers, Plants and Employees • Through our direct spending in payroll and taxes we help drive economic benefits at a local level. where we operate. Deliver locally • Supplying customers via a local distribution network decreases our environmental footprint and provides a positive local economic impact. • 70% of products are shipped to customers within 500 miles of a plant. 2020 Annual Review 17

SUSTAINABILITY OVERVIEW (CONTINUED)

SAFETY

At James Hardie, we believe that safety is a non-negotiable value for business success, and we prioritize the protection of our people and those who use or interact with our products.

Our Zero Harm Safety Culture mission is to become a world-class safety organization focused on safe people, safe places and safe systems.

DEPLOYING ZERO HARM GLOBALLY


Vision
Global Approach
Global Standards
Regional EHS Systems
Strategy Procedures, Game Plans, Tools
Leadership & Behavior
Actively Engaging/ Empowering all Employees
Global Requirements
Regionally Designed & Managed

Our global strategy begins with the foundation of Zero Harm, our commitment to safe people, safe places and safe systems.

Safe People

Achieving world-class safety starts with people working in a culture where everyone is empowered to be—and seeks to be—a health and safety leader. We are developing an engaged workforce that is empowered and accountable, that works cross-functionally, sharing and replicating best practices and maintaining a global and continuous improvement mindset.

- Safety is everyone's responsibility; therefore, all employees have clearly defined safety responsibilities, are given appropriate authority to stop work for safety concerns, and are held accountable for demonstrating safe behaviors. We also have dedicated safety professionals at each of our facilities.
- To enable Zero Harm safety 24/7, at work and at home, we utilize SafeStart. The program is aimed at reducing risk and the probability of injury through behavioral-based safety awareness and skills development. SafeStart includes an in-the-field application called Rate Your State, which combines the role of self-discipline and peer-to-peer communication to build and sustain safety-minded behaviors and reduce risks.
- We established Safety Steering Committees at our facilities, which are led by a cross-functional group of employees. The Safety Steering Committees have shifted our culture from a top-down program to an employee-driven program. A subset of the Safety Steering Committees has been created to enable additional employee engagement in areas of higher risk within each plant.

SAFETY PERFORMANCE

Our performance in fiscal year 2019 and fiscal year 2020 continues to be significantly better than the industry average.

Global Incident and DART Rates

2020		Industry Average	
TRIR	DART Rate	TRIR	DART Rate
1.05	0.53	4.70	3.20

Notes: Figures are reported across our global operations and include employees and temporary/contract workers. Calculations follow OSHA guidelines. Industry average is from US Bureau of Labor Statistics NAICS 32739, Industry Other Concrete product manufacturing.

TRIR refers to total recordable incident rate.

TRIR is the standard reporting term expected from GRI, ISS, MSCI and Sustainalytics.

DART refers to days away from work, restricted work activity or job transfer.

18

- We evaluate employee safety engagement based on peer-to-peer observations, hazard identification and positive recognitions entered within our safety management system. This reinforces a "brother's/sister's keeper" spirit at our facilities, where everyone is looking out for the person next to them.

Safe Places

We ensure a safe work environment for our people.

- Each site has a continuous improvement strategy and a safety scorecard. We undertake annual audits and an annual review of regulatory changes, which helps inform improvement measures, especially around critical safety risks.
- We encourage the reporting of safety observations and require every accident be reported to all regions. Each week, we hold safety meetings at all facilities so our people can share significant events, near misses and best practices, and suggest potential changes to policies and procedures.
- Comprehensive hazard abatement measures, such as lockout/tagout programs, help prevent injuries. Site-level safety assessments are being implemented in each region to reduce hazards further. In North America, for example, we are conducting energy-related assessments for risks in high-voltage areas, mobile equipment and pedestrian interfaces.
- HMOS implementation has enhanced our focus on housekeeping and has had a positive impact on safety in our manufacturing facilities. HMOS also provides us with a clear methodology of sustaining our safety culture.

Safe Systems

Integrated data-driven management systems and robust safety training programs support our people and our performance.

- **Data management**: In 2019, we implemented a global safety database system, Zero Harm Data Management, as part of the standardization of our processes and procedures. It includes a repository for safety audits, incidents and near misses, observations, actions, and regulatory reporting requirements. The system enables the Safety Team to operate on a standardized, global platform across all our facilities, using data to focus on and manage known and potential risk areas.
- **Contractor management**: We partnered with ISNetworld, a third-party vendor, to provide oversight and guidance to our contractors and vendors that perform work at James Hardie facilities. Global implementation is underway during fiscal year 2021.
- **Training**: All employees receive safety training upon hire, annually and as needed if they transition to new roles or when there are regulatory or process changes. Training exceeds compliance standards through mandatory and company-specific safety training and education. In addition, all plant operational meetings start with safety. In these meetings, all employees stretch, share engagements, recognize the safety contributions of others, identify high-risk work for the day, highlight hazardous conditions, and review any network or plant safety incidents from the last 24 hours.
- **Continuous engagement and improvement**: To assess the level of employee engagement in the safety management system, managers set participation goals and monitor employee performance.


JamesHardie
Test your job site safety knowledge!
JamesHardie
PROBLEM:

International Builders' Show: SAFETY365 at James Hardie.

PROMOTING SAFETY AT THE BUILDING SITE

Our commitment to Zero Harm follows our products to the building sites and homes where they are used, supporting the safety of professional builders, siding contractors and installers, and homeowners.

We share our technical and operational expertise through training and resources on installation best practices, building science fundamentals, construction and installation efficiencies. Along with our work with our business partners, this ensures our end consumers receive products that are installed safely and correctly. In North America, for example, our "First Board, First Nail" training at the beginning of key projects helps ensure the best start possible. Online resources provide guidance to help professionals meet safety standards, such as OSHA's silica dust standard, and information on best practices.

Safety 365

Developed by James Hardie and the National Association of Home Builders (NAHB), this simple-yet-comprehensive program gives siding contractors the tools to set up a proactive safety program to help keep crews safe—365 days a year.

2020 Annual Review 19

SUSTAINABILITY OVERVIEW (CONTINUED)

PROACTIVE APPROACH TO ZERO HARM

For James Hardie, Zero Harm isn't just a phrase. It's the foundation of who we are. It drives our decisions across the globe, from how we operate our manufacturing facilities to how we support our employees and partners to help ensure they get home safely every night.

Our unwavering commitment to Zero Harm is put into action every single day, at every level of the business.

An example of this commitment is at our Prattville, Alabama greenfield construction project, where we halted a $240 million, 780,000 square feet project with over 360 contractors, all in the name of safety.

At James Hardie, Zero Harm is a foundational standard that drives proactive change and inspires action at all levels, every single day. It is a non-negotiable value for everyone who works in, and with, our company.

Situation

Day 0

- A $240 million project was underway to construct a new 780,000 square feet James Hardie Prattville, Alabama plant facility.
- James Hardie employees reported a series of serious safety observations (not injuries) involving our primary contractor and some of its sub-contractors.
- Actions observed indicated the contractors' practices were not aligned with Zero Harm.
- Upon learning of these observations, the Executive Leadership Team immediately made the decision to stop work on the plant construction project due to the safety standard concerns, standing down all 360 contractors on site.

Action

Day 1 → Day 5

Day 1

The James Hardie Executive Leadership Team partnered with the CEO of the primary contractor to establish clear safety standard expectations and determine actions needed before work could continue.

Days 2–5

The contractor's leadership team worked with our Zero Harm team to develop an updated risk-based safety plan to reduce overall risk at the site and provide a safer working environment. Enhanced safety measures included:

- Assigning six additional safety resources on-site through project completion.
- More engagement with craft trades workers on hazard awareness and abatement.
- Providing James Hardie and third-party safety personnel to ensure successful execution of the plan.

Result

- Work was able to safely resume five days after the job was halted.
- Third party contractor and vendor management systems in place to verify compliance to James Hardie safety standards.

0 incidents on site in FY20

6x decrease in Near Misses

2x increase in engagement


ZERO
HARM

20

IMPLEMENTING ZERO HARM: REAL RESULTS

Safety has always been of utmost importance to James Hardie, especially in our plants. In order to run a true Zero Harm organization, we knew it was critical to thoroughly educate groups across all environments so that the purpose and standardization were fully embraced. Teams across the globe held risk awareness training workshops to improve operator abilities in recognizing hazards and developing proper measures. Meeting structures changed across all disciplines to prioritize Zero Harm issues first and address them at the appropriate management level. Review and optimization of standard operating procedures became a regular occurrence to embrace continuous improvement.

Every small behavioral adjustment allowed the full cultural transformation toward our Zero Harm focus.

Zero Harm Implementation in European Plants

Standardized new personal protective equipment for plant employees and visitors to maximize protection and visibility.

Standardized colored marking systems for pedestrian ways and railings for clear guidance.

Improved equipment—handrails, catwalks and access to machines by eliminating safety hazards.

Implemented clearly defined housekeeping standards to empower employees to change their work environment and make work more efficient.

The proof is in the results

63% lower incident rate

Implementing Zero Harm lowered the incident rate by 63% in fiscal year 2020 for our European plants, bringing the Europe incident rate to 0.64.

365 days

Thanks to Zero Harm practices, our Calbe, Germany plant significantly improved their accident rate as well, achieving their one-year accident-free anniversary in fiscal year 2020.


WIJCHEN
1176

Our Wijchen, Netherlands plant celebrating 1,176 days without a safety incident.

2020 Annual Review 21

SUSTAINABILITY OVERVIEW (CONTINUED)

SUSTAINABLE OPERATIONS THROUGH LEAN MANUFACTURING

James Hardie's transformation from the world's best fiber cement producer to a world-class manufacturer is powered by the philosophy and practices of Lean manufacturing.

HARDIE MANUFACTURING OPERATING SYSTEM (HMOS)

Our deployment of Lean is through the Hardie Manufacturing Operating System (HMOS); a single operating system that integrates our global network of plants and our people. Introduced in 2019, HMOS is a cultural transformation in how we operate.

Delivering strong operational and sustainability performance

HMOS drives improvement in our manufacturing and environmental performance through employee engagement and empowerment, elimination of daily variability, and continuous improvement in the manufacturing processes. Through HMOS we are standardizing policies and processes globally to replicate best practices while enabling regional management specific to local regulatory requirements and product lines.

HMOS plays a key role in our sustainability initiatives, continually driving improvements in manufacturing efficiency, resource conservation, waste reduction and safety. The emphasis on employee engagement, cross-functional collaboration, and knowledge sharing on best practices and lessons learned, supports improvement initiatives across the company.

$36M

Global Lean Manufacturing Savings in Fiscal Year 2020



EMPLOYEE EMPOWERMENT AND ACCOUNTABILITY

Employee engagement, empowerment and accountability are critical to strengthening our business and ensuring that we maintain our competitive advantage. We recognize that better engagement leads to a more productive workforce.

Lean encourages employee engagement, responsibility and accountability. We have invested significantly in training initiatives and building organizational capabilities, establishing Lean roles at all of our manufacturing facilities. To launch HMOS we held multi-day training sessions on-site and conducted follow-up education. In addition, new data management systems are being implemented at the plants to support performance monitoring and reporting.

Cultivating teamwork and shared progress

HMOS also promotes communication and feedback among and between operators, supervisors and leadership, to engage all employees in continuously and consistently improving results and minimizing variability.

Our level-based meeting approach integrates Lean principles to promote vertical and lateral communication and coordination across the organization, ensures prompt response on issues and supports progress on goals. The meetings occur at designated intervals and with broadening facility and organizational representation. In manufacturing, for example, each shift begins with an L1 meeting, with all operators to review the plan for the shift and address any issues from the previous shift. There is a daily L2 meeting with department supervisors at which unresolved issues from L1 meetings are discussed and addressed, and a daily L3 meeting with plant management to review progress and resolve escalated matters. A weekly network-wide L4 manufacturing meeting, with the CEO, brings together cross-functional representatives from areas such as accounting, human resources, safety and R&D to discuss results, share recognitions and address any escalated manufacturing issues or needs. This structured approach is executed by all departments in the organization. Consistent communication at all levels, and timely follow-through on issues or opportunities arising from L-meetings, is building engagement and promoting accountability across the entire organization.

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INCLUSION AND DIVERSITY

We recognize that we have not done enough in the past to proactively address the inequalities and social injustices throughout the world. We want to be a part of the solution.

We are now listening, learning and actively engaging to support positive change. We have seen and felt what's wrong and we are dedicated to doing what's right.

We are fully committed to becoming an inclusive and globally diverse workplace, free from any form of discrimination, prejudice, inequality or injustice, with a workforce that reflects the communities we operate in and the markets we serve.

We believe fostering an environment where employees have a sense of belonging, feel comfortable and are able to do their best work, is part of our overall commitment to employee well-being.

We recognize the value of the diverse perspectives, experiences, skills, and capabilities of our global team. We unequivocally reject any form of intolerance and believe that each of our employees should always be treated with respect, whether in the plant, office, or at a customer/vendor site.



EMPLOYEE SNAPSHOT

Because our continued growth and innovation depend on the growth and innovation of our people, we work to attract, develop, engage and retain a strong team.

Workforce Profile

	2020	2019	2018
North America Business	2,760	2,634	2,840
– Female	342	331	326
– Diversity Characteristics	1,054	989	1,048
Non North America Businesses	2,109	2,282	1,120
– Female	335	362	210
– Diversity Characteristics	n/a	n/a	n/a
Total	4,869	4,916	3,960

Notes: Most of our employees work full-time. Contract/temporary workers make up a small percentage of our workforce. Diversity characteristics include gender, race or national origin. Race/national origin diversity characteristics vary between countries and are therefore not captured in aggregate for Non North America businesses.

Employee Retention

The implementation of HMOS and coordinated efforts to improve talent recruitment, onboarding and employee engagement have contributed to significant reductions in turnover.



85%

Manufacturing Employee Retention in North America during fiscal year 2020

Turnover

FY20	15%
FY19	30%

2020 Annual Review 23

SUSTAINABILITY OVERVIEW (CONTINUED)

PRODUCT DESIGN AND INNOVATION

As builders and homeowners alike are increasingly eco-minded, we remain committed to implementing high-quality solutions that deliver exceptional value, including sustainability-related features, while improving environmental impacts across the product lifecycle.

PRODUCT SUSTAINABILITY HIGHLIGHTS

- Durability is a hallmark of sustainable products. Built-to-last fiber cement materials not only require fewer resources for replacement, but also help reduce maintenance and repair costs.
- HardieBacker® product line is certified GREENGUARD Gold, which can contribute to the LEED New Construction points for Low-Emitting Materials.
- At least 75% of raw materials used are locally sourced, reducing energy and emissions from transportation.
- Raw materials (Portland cement, cellulose pulp, sand, and water) are low in toxicity.



CUSTOMER-DRIVEN INNOVATION

James Hardie is the global leader in fiber cement technology, and has been furthering founder James Hardie's innovative, entrepreneurial legacy around the world for more than 125 years. The brand invented fiber cement siding products in the early 1980s as a durable, low-maintenance alternative to wood and vinyl. James Hardie products combine innovation and versatility to offer a variety of design possibilities, matched with specific performance attributes relative to the climate where the product is being used. At the heart of this unmatched approach lies a customer-driven approach.

It's with the end-user in mind that we build products to last and withstand the test of time, including severe weather-related events. Whereas wood siding has to be refinished every two to five years, manufactured materials like fiber cement are designed to last, even when exposed to high heat, moisture, UV radiation, and snowstorms.

Understanding the relevance of our products in an ever-changing market requires ongoing engagement, research, design and testing. Quality is defined by meeting customer requirements; therefore, we rely on customer insights to drive product innovation. The following recent product introductions showcase our ability to innovate and meet customer interests.

24

NEW PRODUCTS LAUNCHED IN FISCAL YEAR 2020



NORTH AMERICA



EUROPE



ASIA PACIFIC

NORTH AMERICA				EUROPE	ASIA PACIFIC	
Aspyre Collection by James Hardie®	HardieSoffit® VentedPlus® panel	Dream Collection™	HardieBacker® cement board with Hydrodefense™ Technology	HardieWindbreaker® sheathing board	ExoTec® Vero™ panel	EasyTex™ panel





Homes featuring Statement Collection™ and Dream Collection™ range

Location: Nashville, Tennessee

2020 Annual Review 25

SUSTAINABILITY OVERVIEW (CONTINUED)

ENVIRONMENTAL STEWARDSHIP

We are dedicated to environmental excellence and sustainability.

INTEGRATED ENVIRONMENTAL MANAGEMENT

James Hardie seeks to minimize the impact of our business on the environment by concentrating on environmental compliance, resource conservation and continuous improvement.

Our approach integrates our comprehensive environmental management system with the focus on efficient manufacturing processes within HMOS and our Zero Harm Culture. Our environmental policy, which is communicated with employees, subcontractors and customers, outlines four guiding principles: use of renewable and recyclable resources; conservation of water, resources and energy; waste reduction; and the protection of the environment.

Three of our North American and all our European manufacturing plants maintain ISO14001-certified environmental management systems. The remaining locations have documented systems, which implement ISO14001 best practices in compliance with our global policy. The HMOS emphasis on quality and elimination of all forms of waste reduces rework, which conserves energy and resources.

Product life cycle

Environmental aspects are also considered as part of product development and innovation. We pursue ways to enhance the sustainability performance across the product lifecycle, such as lower-emissions, recycled content, and local sourcing of raw materials.

Evaluating performance and driving improvement

To evaluate progress, we monitor environmental performance data on a regular basis, from plant-level analysis to executive management reviews. Plant managers are responsible for results and achievement of targets at their specific location, but also work together to collaborate and share effective practices. We are working on developing company-wide goals and targets.



Home featuring HardiePanel® vertical siding and HardieTrim® boards. Location: Orange County, California.

COLORPLUS® TECHNOLOGY LOWERS VOCS ASSOCIATED WITH PAINTING

James Hardie's unique ColorPlus® Technology finishes deliver a high-quality, consistent finish to the market, while reducing environmental impacts across the building lifecycle. The use of James Hardie siding with ColorPlus® Technology eliminates the need for exterior painting at the jobsite, significantly reduces paint waste, and minimizes exposure to volatile organic compounds (VOCs), because color coatings are applied in a controlled environment at our manufacturing facilities. This revolutionary process, combined with the use of ultra-low VOC paint, results in less than half the VOCs as compared to in-the-field paint methods. This process not only minimizes our environmental impact, but also the overall lifecycle impact of the project.

26

ENERGY AND EMISSIONS

James Hardie is committed to expanding the management and reporting of the energy consumption and emissions associated with its operations. As part of that commitment, we have responded to CDP's climate change questionnaire since 2017. In addition, we recognize that James Hardie may be exposed to the physical and transition impacts of climate change in the short, medium and long term. Climate-related events have the potential to damage our assets, disrupt operations and impact our people. James Hardie will review its preparedness to report against the Taskforce for Climate-Related Financial Disclosures (TCFD) recommendations in the next fiscal year to formalize our approach towards the identification, assessment, management and disclosure of climate-related risks and opportunities.

A significant portion of the greenhouse gas (GHG) footprint of our products occurs upstream, primarily from the embedded carbon in the cement we use. We believe the durability of our products, longer life span compared to other building materials, and increased energy efficiency of structures when our products are applied, support cement siding as the building material of choice. Our teams continue to seek ways to optimize the use of cement in our fiber cement products. Our HydroDefense™ technology, for example, has reduced the cement inputs required while developing a superior product.

Focusing on energy efficiency to reduce costs and emissions

The industrial processes to manufacture our products have a high energy demand, and we take a variety of approaches to reduce our energy intensity. Our continued emphasis on quality through HMOS reduces the need for reworked product or built-in surplus, and we regularly assess our equipment for efficiency, safety and emissions performance. We expect other initiatives, such as lighting retrofits and energy audits, will contribute to reductions in our energy use.

Within our operations, the use of electricity and natural gas generates GHG emissions, and our production processes also generate other air emissions. Our goal is to reduce our emissions within our control, through initiatives aimed at energy efficiency and shifts in energy sources. To improve energy efficiency, we conduct energy audits and invest in projects, such as lighting retrofits, equipment upgrades and optimization, and process improvements.

- In fiscal year 2019 and 2020, four of our facilities installed/upgraded boilers, which resulted in an annual 50-tonne reduction in Nitrogen Oxide (NOx) emissions.
- We completed lighting upgrades at seven facilities in North America over the past two years, and all of our Asia Pacific facilities have been upgraded to high-efficiency LED lighting. The projects collectively contributed to reducing GHG emissions by roughly 6,000 metric tons of CO_2e. In addition to the reduction in energy and associated emissions, LED fixtures deliver better lighting, which enhances safety.
- Efforts to move to lower-emission and renewable energy sources are also underway.

For additional information on our GHG emissions, refer to James Hardie's annual CDP reports which are available on the CDP website (www.cdp.net).

HYDRODEFENSE™ TECHNOLOGY: AN INDUSTRY FIRST DELIVERS PROTECTION AND SAVES TIME

HardieBacker® Cement Board with HydroDefense™ Technology is the industry's first 100% waterproof cement backer board. After listening to customer input, we developed the technology to address builders' interest in saving time and their desire for better protection from moisture penetration for tile installations and wall cavities. Our solution, which meets ANSI 118.10 standards for waterproofness, allows for faster and easier installation by eliminating the need to apply a waterproof coating across the entire board, while continuing to deliver exceptional tile adhesion and strength. Furthermore, by using 2% pre-consumer recycled content and achieving VOC Green Certification, we've realized a 10% reduction in Scope 3 emissions compared to our standard HardieBacker® product.

WASTE

Our focus on resource conservation and Lean manufacturing drives our waste reduction strategies. The implementation of HMOS has resulted in a more controlled operation, thus reducing waste in our manufacturing processes.

We concentrate on reducing materials used, using recycled material and maximizing the beneficial reuse or recycling of materials in our waste streams. We strive to reduce waste overall and to send zero waste to landfill. For example, we have achieved this in our European fiber gypsum plants and are working towards this standard at other locations. Through HMOS and the best practice sharing it promotes, plants across the company are making progress. In Asia Pacific, for example, a percentage of waste to landfill has been reduced through HMOS and further reduced by pursuing local opportunities for beneficial use and recycling of byproducts. Initiatives to reduce packaging materials and minimize associated waste downstream have included decreasing the use of plastic on pallets and reducing strapping as appropriate.

Assessing our progress: In addition to reviewing waste metrics, we gauge overall improvement in material use and waste reduction through our throughput yield (TPY) performance. This measure drives us to not generate waste in the first place, keeping the focus on quality and consistency.

2020 Annual Review 27

SUSTAINABILITY OVERVIEW (CONTINUED)

James Hardie recycles its water, not once, but up to four times.

WATER

Our manufacturing process relies heavily on water. We recognize the importance of responsible water management, not only in water-stressed regions of the world, but in all of our facilities.

James Hardie maximizes the efficient use of water internally and we are continually researching alternative technologies to reduce our water consumption. Water reuse/recycle projects have been implemented at several facilities, and these best practices are shared globally across our network. For example, we also ensure proper treatment of effluents prior to discharge and avoid run-off into the surrounding environment or waterways.

ZERO WASTE: RECYCLING FROM START TO FINISH

Operating with a continuous improvement mindset, at James Hardie we are constantly working to reduce our ecological footprint. We are proud to produce a sustainable product, and we take numerous measures to further improve our impact.

In Europe, our fiber gypsum boards are naturally a sustainable product that consists only of raw materials that occur in nature, such as gypsum, cellulose, and water. The fiber used in our fiber gypsum products is produced from 100% recycled waste paper.

Beyond our sustainable inputs, **we proudly run our European plants as Zero Waste facilities with no landfill generated**. All waste materials from our production are being constantly collected, processed and, if possible, reused in the production to achieve our Zero Waste production goals. Nearly no exhausts are produced due to the use of non-hazardous and natural raw materials (gypsum, water, paper). All inevitable waste from our production is being collected and disposed in accordance with the local and EU guidelines.

Our focus on Zero Harm and Zero Waste go hand-in-hand. We are committed to doing everything we can to protect our people and the greater environment that we all share.

Zero Waste Production Approach: Fiber Gypsum Boards

Recycled Inputs

- FGD-gypsum, a leftover material from de-sulfurization units of coal-fired power stations
- Waste material from industrial paper production
- Recycled gypsum, taken from renovated and demolished homes
- Collected cut-losses and other waste-material from our customers

Ongoing Energy Improvements

- Constant monitoring and energetic improvement of main energy consumption units
- Use of new, efficient production technologies
- Constant process-monitoring and modelling to improve raw material usage and energy consumption

Repurposing Production Waste

- Side cutoffs from boards are put back into production
- Paper dust is collected into bricks for further use
- Leftover water is pumped back into production
- Waste from cement bound boards is put back into production, and is also used by a partner company to fill abandoned tunnels from the coal mining era to help keep ground water clean

28

ZERO WASTE: COMMITTED TO REDUCE AND REUSE

Being a global industry leader with high standards for quality, innovation and manufacturing excellence has helped make our Zero Waste goals a reality.

Part of this is focusing on producing consistently sellable, high-quality products to reduce unnecessary waste, and part is in making great strides to reuse as much material as possible.

Our Philippines plant is a shining example of this. By leveraging both our best-in-class Research & Development and Central Operations teams, all groups worked together with our Philippines plant to ensure new formulations met high James Hardie standards while also maximizing efficiency in recycling product back into the production process and maintaining full operational efficiency.

This collaborative solution enabled the plant to begin recycling over 40 metric tons of material per day. Over 90% of potential landfill waste is put back into our production process. Even dust collected is reprocessed with water in sludge as another method to avoid landfill waste.

Every improvement, no matter how big or small, makes a meaningful impact. It takes strong determination, expertise and people working together to make such positive change. We believe the more we can preserve, the more the business, and our environment, benefit for years to come.

When it comes to our fiber cement production, we are also always looking for ways to reduce and reuse.

90%

Amount of waste recycled back into the product, avoiding landfills

Up to 40
metric tons per day

Amount of material recycled in the Philippines plant


Receptie

Europe Investor Tour participants visiting our Wijchen, Netherlands plant.



MAKING STRIDES TO REDUCE HAZARDOUS WASTE

We strive for continuous improvement every day across all facets of our business. As part of our Zero Waste initiative, a key focus has been managing the generation of hazardous waste in our facilities to find ways to make impactful improvements.

As a global industry leader, we are committed to seeking solutions that help protect our environment for future generations. Through rigorous research and collaboration with other industries, we have been able to find uses for 98% of what would be classified as hazardous waste into postindustrial recycled materials used as raw materials for others. With this, only 2% of this waste stream is sent out of our North American facilities as hazardous waste.

We are proud of strides made so far to reduce our impact and look forward to continuing to find new ways to improve.

98%

of our hazardous waste is recycled

2020 Annual Review 29

SUSTAINABILITY OVERVIEW (CONTINUED)

COMMUNITY IMPACT

We strive to positively impact the people and families in the communities in which we operate and where our products are used.

COMPANY GIVING AND EMPLOYEE VOLUNTEERING

James Hardie and our employees are committed to making a positive difference in the communities where we live and work. Our locally-driven approach supports a range of community needs through company donations and employee-led engagement initiatives. We also form long-term relationships with organizations that respond to specific needs related to housing and community resilience.

Donating products to help build or rebuild homes

Our products help build and protect homes for families around the world, providing us with a direct path for working with nonprofits in need of building materials. As a result, we have established a number of long-term relationships with several partners that focus on affordable housing, homebuilding and repair, and disaster recovery for families in need, including organizations such as Habitat for Humanity and World Vision.



Habitat for Humanity homes built using James Hardie products.

Location: Traverse City, Michigan

Company matching to amplify employees' impact

In addition to making direct charitable contributions, James Hardie offers employees a donation matching program to increase support to the nonprofits and causes that matter most to them.

In fiscal year 2020, James Hardie donated over US$1.5 million in product and company matching to organizations including but not limited to:

- World Vision
- Habitat for Humanity
- Urban Housing Solutions
- Christopher House
- Sacred Earth Foundation
- Boy Scouts
- Helping Overcome Poverty's Existence
- Knox Housing Partnership
- Valley Youth House—Camp Fowler
- Appalachian Agency for Senior Citizens (AASC)
- MTK Foundation—Camp Kamassa
- Camille Place
- Pulaski County High School VA
- Willow Oak Montessori School.

Supporting local needs through employee-led efforts

At each location, employees participate in, and often initiate, local neighborhood initiatives and community support activities. Efforts across the company include:

- Donating food, school supplies, clothing, toys and more
- Volunteering at food banks, homeless shelters and home building and repair events
- Participating in fundraising events such as Relay for Life.

30

DEMONSTRATING THE JAMES HARDIE SPIRIT OF GIVING

Our Philippines employees display great commitment to improving the lives of those in their community. From donating school supplies to underprivileged students and HardieFlex® boards to Habitat for Humanity projects to help emergency teams and families impacted by the eruption of the Taal volcano, we are proud of this team that rises to the occasion time and time again to support others.

The James Hardie Philippines team participated in many service efforts in fiscal year 2020, collectively supporting more than 3,000 individuals in various ways:

- Provided free consultations and medicine to nearly 300 adults, children and infants at a medical mission at Barangay San Isidro in the City of Cabuyao.
- Donated school supplies to ~200 underprivileged students of Pulo Elementary school in Cabuyao.
- Adopted and cleaned up a two kilometer stretch of the San Cristobal River as part of the annual International Coastal Cleanup.
- Donated food, clothes, hygiene kits and more to others affected at an evacuation site housing approximately 250 families and more than 1,000 evacuees.
- Donated blood in coordination with the Philippine National Red Cross.

RECOGNIZED FOR A DECADE OF HELPING FAMILIES REBUILD

As a leader in the building industry, James Hardie has a unique opportunity to help families and communities rebuild in a way that provides the much-needed healing and peace that only the protection of a home can bring.

In North America we have a partnership with World Vision, a humanitarian organization that provides new, top-quality building materials, school supplies and more to people in low-income communities. We have partnered with World Vision for more than 10 years, donating enough material to cover ~1,950 homes, helping North American families refurbish and rebuild in the wake of financial crises and natural disasters. James Hardie donated over 250,000 square feet of siding and trim in 2019 alone.

We are proud of what we accomplish together and were humbled when our longstanding philanthropic efforts were honored by World Vision in January 2020 when we were presented with the 2019 Crystal Vision Award.

250,000 sq ft
of siding and trim donated in 2019

10+ years,
1,950 homes



Chief Commercial Officer, Sean Gadd, accepting the 2019 Crystal Vision Award, honoring James Hardie's 10+ years of philanthropic efforts.

2020 Annual Review 31

SUSTAINABILITY OVERVIEW (CONTINUED) GOVERNANCE AND ETHICS James Hardie believes strong PROMOTING ETHICAL AND RESPONSIBLE CONDUCT corporate governance is James Hardie seeks to maintain the highest standards of essential to fulfilling our integrity. We are committed to ensuring that the company conducts business ethically, responsibly and in compliance mission and achieving our with applicable legal and regulatory requirements. vision for growth. Our Global Code of Business Conduct communicates expectations for directors, employees and managers, as well as those acting on behalf of the company to do the right thing. It describes what personal, business and financial integrity It also ensures we maintain the trust and confidence of means at a best-in-class, industry-leading organization. Our core investors, customers, employees, communities, regulatory values, along with our collective commitment to Zero Harm, agencies and other stakeholders. Moreover, in an serve as a critical foundation in how we conduct ourselves. ever‑changing market, we find it increasingly important to integrate the oversight of social and environmental James Hardie operates under the regulatory requirements considerations at the highest levels of governance as of numerous jurisdictions, including those of its corporate well as in our strategic, risk management and operational domicile (Ireland) and its principal stock exchange listings practices to ensure long‑term performance and resiliency. (Australia and the United States). All employees and directors are expected to comply with OVERSIGHT OF both the spirit and the letter of all laws and other statutory SUSTAINABILITY‑RELATED TOPICS requirements, including International Trade Controls (ITCs) and James Hardie’s Anti-Bribery and Corruption Policy, To ensure oversight of sustainability-related topics and which govern our business conduct in all countries in which strategy by the Board of Directors, we have established we operate. Policies are available on our Investor Relations a cross-functional ESG Steering Committee, headed by website (www.ir.jameshardie.com.au). the CEO and members of the Executive Leadership Team. The CEO then reports regularly to the James Hardie Board. Training and engagement To help lead and coordinate ESG efforts across our Employees receive training during the onboarding process operations, we established a Global Working Group led by and are required to review the Code of Conduct annually. the Global ESG Leader with representatives from functions We also provide communications to reinforce various topics across our business such as Legal/Risk, Human Resources, on an ongoing basis. In 2019, we updated our Code of Operations, Research & Development, Investor Relations Conduct and deployed training across the company, both and Environmental Health & Safety. The Global Working online and on-site in locations at higher risk for certain issues, Group reports to the ESG Steering Committee. This structure to ensure employees understand how to identify and navigate promotes strong lateral input and support across the situations with integrity. In addition, the CEO spoke at a company while ensuring sustainability matters are reported global employee town hall to reinforce the importance of the to and receive consultation from the most senior-level Code of Conduct. At the end of fiscal year 2020, the rollout executives in our company and Board. was nearly 90% complete, with the remaining employees expected to be fully trained in the first half of fiscal year 2021. Executive remuneration Although we are not required to produce a remuneration report under applicable Irish, Australian or US rules or regulations, we have voluntarily produced one since 2005. The report is available on our Investor Relations website (www.ir.jameshardie.com.au). The Remuneration report describes the executive remuneration philosophy, programs and objectives of the Remuneration Committee and the Board of Directors, as well as the executive remuneration plans and programs implemented by James Hardie. 32

James Hardie Board
ESG Steering Committee
(CEO and Executive Leadership Team)
Global ESG Leader and Global Working Group
Legal/Risk
Human Resources
Operations
Research & Development
Investor Relations
Environmental Health & Safety

Safe avenues to raise concerns

We encourage our employees to speak up if they see something that is questionable or appears to be in violation of the Code of Conduct either to their manager, a representative in our HR or Legal and Compliance departments or anonymously via our **Complaints/Ethics Hotline**. This hotline is managed by an independent, external provider. All complaints, whether to the Ethics Hotline or otherwise, are initially reported directly to the General Counsel and Chief Compliance Officer, US Employment Counsel and the Director of Internal Audit (except in cases where the complaint refers to one of them). Complaints deemed material are referred immediately to the Chairman of the Board and the Audit Committee. Less serious complaints are reported to the Audit Committee on a quarterly basis. The Committee meets periodically with management and the General Counsel to discuss whistleblower complaints received by the company, if any, and the procedures for the reporting and handling of relevant whistleblower complaints. James Hardie has zero tolerance for retaliation against those who raise concerns in good faith.

Responsible procurement

James Hardie is committed to the sustainable and ethical procurement of products and services and continuous improvement to minimize the environmental and social impacts associated with our network. Our Supplier Code of Conduct, which outlines minimum standards for health, safety, environment and labor, including prohibiting the use of child and enslaved labor, is shared with all vendors and suppliers. We manage supplier relationships through our contractor and supplier management portal, which includes minimum requirements that vendors must meet, along with ongoing engagements with our business partners. We encourage self-auditing on adherence to the Supplier Code of Conduct, along with working collectively to address and responsibly solve issues for all involved. In line with this, we are also working towards understanding and assessing modern slavery risks within our supply chains to prohibit the use of any illegal, forced, bonded or involuntary labor.

ASBESTOS FUNDING

During fiscal year 2021, James Hardie will contribute approximately US$153.3 million to the Asbestos Injuries Compensation Fund (AICF).

This amount represents 35% of James Hardie's free cash flow for fiscal year 2020, which James Hardie is obliged to contribute as part of its commitment under the Amended and Restated Final Funding Agreement (AFFA). We are intending to make our annual contribution to the Asbestos Injuries Compensation Fund (AICF) in quarterly installments, versus one lump sum in July 2020, as allowed under the provisions of the AFFA.

Including its July 2020 contribution, James Hardie will have provided over A$1.6 billion towards asbestos compensation.

Annual Actuarial Assessment

KPMG Actuarial conducts an annual actuarial assessment of AICF's liabilities as a regular update of projections in line with actual claims experience and the claims outlook.

James Hardie received an updated actuarial report from KPMG Actuarial at 31 March 2020, which showed that the undiscounted and uninflated central estimate net of insurance recoveries increased from A$1.400 billion at 31 March 2019 to A$1.452 billion at 31 March 2020.

James Hardie discloses summary information on claims numbers as part of its quarterly results releases. For additional information, please see the full 2020 actuarial report of KPMG Actuarial, which is available on our Investor Relations website (www.ir.jameshardie.com.au).

2020 Annual Review 33

BOARD OF DIRECTORS

James Hardie's non-executive directors have widespread experience, spanning general management, innovation, finance, manufacturing, marketing and accounting.



Michael Hammes BS, MBA
Non-executive Chairman

Michael Hammes was elected as an independent non-executive director in February 2007. He was appointed Chairman of the Board in January 2008 and is a member of the Remuneration Committee and the Nominating and Governance Committee.



Jack Truong BS, PhD
Executive director

Dr. Jack Truong joined James Hardie in April 2017 and was announced CEO successor and appointed President and Chief Operating Officer with the responsibility of running the company's global business in September 2018. He was officially appointed CEO and to the Board of Directors in January 2019.



Brian Anderson BS, MBA, CPA
Non-executive director

Brian Anderson was appointed as an independent non-executive director in December 2006. He is Chairman of the Audit Committee and a member of the Remuneration Committee.



Russell Chenu BCom, MBA
Non-executive director

Russell Chenu was appointed as a non-executive director in August 2014. He is a member of the Remuneration Committee and the Nominating and Governance Committee.



David D. Harrison BA, MBA, CMA
Non-executive director

David Harrison was appointed as an independent non-executive director in May 2008. He is Chairman of the Nominating and Governance Committee and a member of the Audit Committee.



Andrea Gisle Joosen BSc, MSc
Non-executive director

Andrea Gisle Joosen was appointed as an independent non-executive director of James Hardie in March 2015. She is a member of the Audit Committee.



Persio V. Lisboa BS
Non-executive director

Persio Lisboa was appointed as an independent non-executive director in February 2018. He is Chairman of the Remuneration Committee.



Anne Lloyd BS, CPA
Non-executive director

Anne Lloyd was appointed as an independent non-executive director in November 2018. Ms Lloyd served as a member of the Audit Committee until 26 August 2019, at which time she stepped down from such position concurrent with her appointment as Interim CFO; a position she held until 25 February 2020.



Moe Nozari BA, MS, PhD and Postdoctoral Research Fellow
Non-executive director

Dr. Moe Nozari was appointed as an independent non-executive director in November 2019. He is a member of the Remuneration Committee and the Nominating and Governance Committee.



Rada Rodriguez MSc
Non-executive director

Rada Rodriguez was appointed as an independent non-executive director in November 2018. She is a member of the Nominating and Governance Committee.



Nigel Stein CA, BSc
Non-executive director

Nigel Stein was appointed as an independent non-executive director in May 2020. He is a member of the Audit Committee.



Harold Wiens BS
Non-executive director

Harold Wiens was appointed as an independent non-executive director in May 2020. He is a member of the Remuneration Committee.

34

EXECUTIVE LEADERSHIP TEAM

Our management is overseen by our executive team, whose members cover the key areas of general management, commercial, innovation, manufacturing and operations, finance, human resources and legal.



Jack Truong BS, PhD

Chief Executive Officer

Dr. Jack Truong joined James Hardie in April 2017 and was announced CEO successor and appointed President and Chief Operating Officer with the responsibility of running the company's global business in September 2018. He was officially appointed CEO in January 2019.



Jason Miele BA

Chief Financial Officer

Jason Miele joined James Hardie in 2007 and was appointed as CFO in February 2020. As CFO he oversees the company's overall financial activities, including accounting, tax, treasury, performance and competitor analysis, internal audit, financial operations, information systems, and investor and media relations.



Julie Katigan BA, MA

Chief Human Resources Officer

Julie Katigan joined James Hardie in May 2019 as Chief Human Resources Officer with responsibility for the company's global human resource activities, including employee engagement, leadership and talent development, and human resources strategy.



Joe Blasko BSFS, JD

General Counsel, Chief Compliance Officer and Company Secretary

Joe Blasko joined James Hardie as General Counsel and Chief Compliance Officer in June 2011 and was appointed Company Secretary in June 2020. Mr Blasko has responsibility for the company's legal and regulatory compliance, corporate governance, enterprise risk management and government relations.


230



Sean Gadd BEng, MBA

Executive Vice President, North America Commercial

Sean Gadd joined James Hardie in 2004 and was appointed Executive Vice President, North America Commercial in December 2018 with responsibility for sales, products, segments and marketing.



Robert Stefansic BSc, MBA

Executive Vice President, North America End to End Supply Chain

Bob Stefansic joined James Hardie in July 2020 as Executive Vice President, North America, End to End Supply Chain with responsibility for driving operational efficiencies and improvements across the supply chain, with emphasis on delivering business value via the Hardie Manufacturing Operating System.



Johnny Cope BA

Senior Vice President, North America Sales

Johnny Cope joined James Hardie in February 2019 as the Senior Vice President, North America Sales with responsibility for delivering the James Hardie value proposition, trusted brand and products, best-in-class supply chain and technical service framework to the company's most valued customers.



Ryan Kilcullen BSc, MS

Executive Vice President, North America Operations

Ryan Kilcullen joined James Hardie in 2007 and was appointed Executive Vice President, Operations in August 2016 with responsibility for the company's supply chain, manufacturing, engineering and environmental, health & safety operations.



Conrad Groenewald B.Tech, MDP, MBA

General Manager, Asia Pacific

Conrad Groenewald joined James Hardie in January 2015 as General Manager, Asia Pacific and has responsibility for running the company's business across Australia, New Zealand, the Philippines and the rest of South East Asia.



Jörg Brinkmann MS, PhD

General Manager, Europe

Dr. Jörg Brinkmann joined James Hardie in April 2018 as General Manager, Europe as part of the Fermacell GmbH acquisition. In this role he is responsible for running the company's European activities, which are headquartered in Düsseldorf, Germany.

2020 Annual Review 35

SHAREHOLDER INFORMATION

2020 KEY DATES AND CALENDAR

31 MARCH	End of James Hardie Industries plc fiscal year 2020
19 MAY	FY20 Quarter 4 and Full Year results and management presentation
20 MAY	Annual Report on Form 20-F released
11 AUGUST	FY21 Quarter 1 results and management presentation
24 AUGUST	Annual Review released
4 NOVEMBER	Voting Instruction Forms close 8:00am (Irish Standard Time)/ 7:00pm Sydney (Australian Eastern Standard Time) for Annual General Meeting
NOVEMBER	Annual General Meeting
10 NOVEMBER	FY21 Quarter 2 and Half Year results and management presentation

CORPORATE HEADQUARTERS

Europa House, Second Floor
Harcourt Centre
Harcourt Street, Dublin 2, D02 WR20, Ireland
Telephone +353 1 411 6924
Facsimile +353 1 479 1128

ANNUAL GENERAL MEETING (AGM)

The 2020 AGM of James Hardie Industries plc will be held in November 2020 on a date and from a location that is dependent upon the relevant travel restrictions in place due to the COVID-19 pandemic. Further details will be set out in the Notice of Annual General Meeting 2020.

SHARE/CUFS REGISTRY

James Hardie Industries plc's registry is managed by Computershare. All enquiries and correspondence regarding holdings should be directed to:

Computershare Investor Services Pty Ltd
Level 5, 115 Grenfell Street
Adelaide SA 5000

OR

GPO Box 2975
Melbourne VIC 3001

Telephone within Australia: 1300 850 505
Telephone outside Australia: +61 (0) 3 9415 4000

Website: www.computershare.com

James Hardie Industries plc
(ARBN 097 829 895)

Incorporated in Ireland with its registered office at Europa House, Second Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland and registered number 485719. The liability of its members is limited.

™ or ® denotes a trademark or Registered mark owned by James Hardie Technology Ltd.

©2020. James Hardie Industries plc.

36

DISCLAIMER

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Review may constitute "forward-looking statements" as defined in the *Private Securities Litigation Reform Act* of 1995. James Hardie uses such words as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "aim," "will," "should," "likely," "continue," "may," "objective," "outlook" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on James Hardie's current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company's control. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this Annual Review, including, among others, the risks and uncertainties set forth in Section 3 "Risk Factors" in James Hardie's Annual Report on Form 20-F for the year ended 31 March 2020; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business, including the effect and consequences of the novel coronavirus public health crisis; changes in interest rates, changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this Annual Review and James Hardie does not assume any obligation to update them, except as required by law. Investors are encouraged to review James Hardie's Annual Report on Form 20-F, and specifically the risk factors discussed therein, as it contains important disclosures regarding the risks attendant to investing in our securities.

NON-GAAP FINANCIAL INFORMATION

This Annual Review contains financial measures that are not considered a measure of financial performance under US GAAP and should not be considered to be more meaningful than the equivalent US GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with US GAAP, may not be reported by all of James Hardie's competitors and may not be directly comparable to similarly titled measures of James Hardie's competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Annual Review, including a reconciliation of each non-GAAP financial measure to the equivalent US GAAP measure, see the sections titled "Definition and Other Terms" and "Non-US GAAP Financial Measures" included in James Hardie's Management's Analysis of Results for the fourth quarter and 12 months ended 31 March 2020.

FINANCIAL FOOTNOTES

Unless otherwise stated all $'s are US$ millions.

1 Unless otherwise stated for fiscal years 2020, 2019, 2018, 2017 and 2016 Adjusted Net Operating Profit graphs and editorial comments throughout this report refer to results from operations that may exclude asbestos-related expenses and adjustments, asset impairment charges, product line discontinuation expenses, New Zealand weathertightness claims, tax adjustments, loss on early debt extinguishment and acquisition costs incurred prior to the close of Fermacell.

2 Unless otherwise stated for fiscal years 2020, 2019, 2018, 2017 and 2016 Adjusted EBIT graphs and editorial comments throughout this report refer to EBIT that may exclude asbestos-related expenses and adjustments, asset impairment charges, product line discontinuation expenses, New Zealand weathertightness claims and acquisition costs incurred prior to the close of Fermacell.

2020 Annual Review 37